Management's Discussion and Analysis
This Management's Discussion and Analysis (MD&A), dated October 19, 2021, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2021 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2020 audited Annual Consolidated Financial Statements and Notes thereto, and the 2020 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2020 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2020 Annual MD&A.

Strategic plan
On September 17, 2021, CN announced details of its strategic and financial value creation plan, “Full Speed Ahead – Redefining Railroading,” which will allow CN to continue delivering high-quality service to customers while generating profitable growth and enhanced returns to shareholders. The plan builds upon a solid foundation for growth that was created between 2016 and 2020 when CN invested more into the Company’s network than any other Class I railroad in North America (with an average capital expenditure (1) to revenue ratio of 23% for the period). CN was the first Class I railroad to adopt Precision Scheduled Railroading ("PSR") when the industry needed to become more efficient, and it was the first Class I railroad to develop and implement Digital Scheduled Railroading ("DSR") when the industry needed to improve customer service and strengthen the overall supply chain.
CN’s pivot to DSR is enabling the deployment of innovative technologies, including Automated Inspection Portals. CN has installed portals at key locations across its network and is continuing to advance the development of algorithms that will identify existing and emerging conditions on railcars and locomotives, improving the safety, reliability and efficiency of CN’s network. The Company also built the largest Autonomous Track Inspection Program in North America, renewed the locomotive fleet, maintained clear industry leadership in fuel efficiency and established the leading intermodal franchise in North America.
“Full Speed Ahead – Redefining Railroading” advances CN’s strategic plan to lead on safety, customer value, operational excellence, sustainability and social inclusion, while also delivering industry-leading shareholder returns. CN is committed to operational excellence and delivering value for its shareholders including:
•Lowering its operating ratio: CN is targeting an operating ratio of 57% for the year 2022 by:
•Prioritizing rail operations, including car velocity, train speed and train length and committing to strategic alternatives for adjacent non-rail businesses; and
•Rationalizing its cost structure by streamlining the management hierarchy, particularly within support functions, to improve labor productivity by accelerating speed and quality of decision making. As of October 19, 2021, approximately 75% of the labor force reduction has already been completed with the remainder to be completed by the end of the year;
•Reducing capital expenditures: CN remains committed to re-investing in the business to maintain a safe railroad and drive customer service. The investments in track infrastructure, rolling stock and technology deployment in recent years to improve network condition and fluidity are paying off, and as a result, the Company plans to reduce capital expenditures to 17% of revenues in 2022 compared with higher than 20% in prior years. CN expects to maintain capital expenditures at approximately 17% of revenue for 2023-2024 unless there are significant market shifts;
•Producing compelling financial returns: CN is committed to driving top-quartile Total Shareholder Return (TSR), leading the industry in organic revenue growth driven by CN’s intermodal business and showing continuous improvement on its operating margin;
•Resuming share repurchases: CN recommenced share repurchases on September 20, 2021 under the plan previously approved by CN’s Board of Directors in January 2021 and expects to complete the remaining $1.1 billion of share repurchases by the end of January 2022; and
•Increasing shareholder returns: CN is reviewing its capital structure and financial leverage with a view to increase total shareholder distributions, including share repurchases in the range of $5 billion for 2022.
(1)Capital expenditure is defined as property additions, net of finance leases.

30 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Third quarter 2021 compared to third quarter 2020
•While a drier-than-normal growing season reduced the overall size of the Canadian grain crop and the Western Canadian wildfires presented a challenging operating backdrop at the beginning of the quarter, CN promptly restored service and ended the quarter with a very fluid network. CN is well positioned to end the year on a strong note.
•Revenues of $3,591 million, an increase of $182 million or 5%, despite the negative translation impact of a stronger Canadian dollar, led by record intermodal revenues.
•Operating expenses increased by $207 million, or 10%, to $2,250 million, mainly driven by higher transaction-related costs resulting from the terminated CN Merger Agreement with KCS, higher fuel costs due to rising fuel prices, the impact of the workforce reduction program and higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19.
•Operating income was $1,341 million, a decrease of $25 million or 2%, and adjusted operating income was $1,471 million, an increase of $105 million, or 8%. (1)
•Operating ratio was 62.7%, an increase of 2.8-points and adjusted operating ratio was 59.0%, an improvement of 0.9-points. (1)
•Net income increased by $700 million, or 71%, to $1,685 million and diluted earnings per share (EPS) increased by 72% to $2.37, which includes the merger termination fee of $886 million ($770 million after-tax) received from KCS.
•Adjusted net income increased by $94 million, or 10%, to $1,079 million and adjusted diluted EPS increased by 10% to $1.52. (1)
•Foreign exchange negatively impacted EPS by $0.04. (2)
•An all-time record fuel efficiency of 0.84 US gallons of locomotive fuel consumed per 1,000 gross ton miles, an improvement of 1%.
•CN paid a quarterly dividend of $0.615 per share, representing an increase of 7%, amounting to $435 million.

(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Acquisitions
Termination of CN Kansas City Southern merger agreement
On September 15, 2021, Kansas City Southern (“KCS”) notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS for an implied total transaction value of US$33.6 billion, including the assumption of US$3.8 billion of debt.
On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement and enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter has been recorded in Transaction-related costs within the Consolidated Statements of Income and is reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance had been recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and has been expensed to Transaction-related costs within the Consolidated Statements of Income in the third quarter. This advance, along with $63 million of transaction-related costs paid in the second quarter, have been reflected in Investing activities within the Consolidated Statements of Cash flows.
The Company incurred $84 million of transaction-related costs for the nine months ended September 30, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This includes $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.
The Company also paid $97 million of bridge financing and other fees (See Note 9 - Financing activities) of which $65 million and $97 million were recorded in Interest expense within the Consolidated Statements of Income for the three and nine months ended September 30, 2021, respectively.

CN | 2021 Quarterly Review – Third Quarter 31

Management's Discussion and Analysis
For the nine months ended September 30, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

Massena rail line
On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line in New York from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions. The case is pending in the United States Court of Appeals for the Seventh Circuit.

COVID-19 pandemic
The COVID-19 pandemic necessitated governments, institutions and communities to take extraordinary actions, resulting in a partial economic shutdown and severe contraction in the global economy through 2020 and into 2021. By December 2020, vaccines began to be approved for use in North America and around the world, with vaccination programs accelerating in the first half of 2021 in many countries. The majority of the North American population is now fully vaccinated, and on October 15, 2021, CN announced that vaccination against COVID-19 will be mandatory for all its employees in Canada as of November 15, 2021. While vaccinations have increased, a new variant of the virus has led to the re-imposition of some restrictive measures across North America and in other parts of the world.
As CN is part of integrated global supply chains, the impact of the COVID-19 pandemic on aspects of these supply chains, including ocean carriers, ports, terminals, trucking firms, and other railroads, has had a consequential impact on the Company’s operations.
The long-term implications of the COVID-19 pandemic, including the extent of the impact on the business, financial position, results of operations and liquidity, remain unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic as well as additional actions taken by governmental authorities and other parties in response to the pandemic.

Assets held for sale
In the second quarter of 2020, the Company committed to a plan and began to actively market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario ("non-core lines") representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their then estimated net selling price. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 10 - Other current assets to the Company's unaudited Interim Consolidated Financial Statements.
On March 30, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the Surface Transportation Board (STB). The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets.
As at September 30, 2021, the criteria for the classification of assets held for sale continued to be met, there was no change to the carrying amount of assets held for sale, and the transaction is still pending regulatory authorization by the STB.

2021 Business outlook and assumptions
For 2021, the Company continues to expect growth across a range of commodities, particularly in coal exports, potash, iron ore exports, frac sand, lumber and panels, natural gas liquids, metals and minerals and intermodal traffic compared to 2020. The Company now expects lower volumes of crude oil and continues to expect lower volumes of Canadian grain for 2021 compared to 2020 record volumes.
Underpinning the 2021 business outlook, the Company assumes that North American industrial production will increase in the high single-digit range. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crop in Canada will be below the three-year average and now assumes that the 2021/2022 grain crop in the United States will be in line with the three-year average (compared to its September 17, 2021 assumption that it would be below the three-year average).

32 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
2022 Business outlook and assumptions
Underpinning the 2022 business outlook, the Company assumes that North American industrial production will increase in the mid single-digit range. The Company assumes that the 2021/2022 grain crop in Canada will be below the three-year average and now assumes that the 2021/2022 grain crop in the United States will be in line with the three-year average (compared to its September 17, 2021 assumption that it would be below the three-year average).

The forward-looking statements discussed in this Strategy overview section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2021 Business outlook and assumptions.

Forward-looking statements	Key assumptions

Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth
•Long-term growth opportunities being less affected by current economic conditions
•The COVID-19 pandemic gradually diminishing in intensity in the second half of 2021 following increased vaccination
•No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings

CN | 2021 Quarterly Review – Third Quarter 33

Management's Discussion and Analysis
or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2020 Annual MD&A for a description of major risk factors relating to CN.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial highlights

The following table lists key measures of the Company's financial performance for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30			Nine months ended September 30
In millions, except percentage and per share data	2021	2020	% Change Fav (Unfav)	2021	2020	% Change Fav (Unfav)
Revenues	$3,591	$3,409	5%	$10,724	$10,163	6%
Operating income	$1,341	$1,366	(2%)	$4,050	$3,366	20%
Adjusted operating income (1)	$1,471	$1,366	8%	$4,043	$3,852	5%
Net income	$1,685	$985	71%	$3,693	$2,541	45%
Adjusted net income (1)	$1,079	$985	10%	$3,009	$2,763	9%
Basic earnings per share	$2.38	$1.39	71%	$5.21	$3.57	46%
Adjusted basic earnings per share (1)	$1.52	$1.39	9%	$4.24	$3.88	9%
Diluted earnings per share	$2.37	$1.38	72%	$5.19	$3.56	46%
Adjusted diluted earnings per share (1)	$1.52	$1.38	10%	$4.23	$3.87	9%
Dividends declared per share	$0.615	$0.575	7%	$1.845	$1.725	7%
Total assets	$47,762	$45,158	6%	$47,762	$45,158	6%
Total long-term liabilities	$22,550	$22,849	1%	$22,550	$22,849	1%
Operating ratio (2)	62.7%	59.9%	(2.8-pts)	62.2%	66.9%	4.7-pts
Adjusted operating ratio (1)	59.0%	59.9%	0.9-pts	62.3%	62.1%	(0.2-pts)
Free cash flow (3)	$754	$506	49%	$2,034	$2,087	(3%)
(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)Operating ratio is defined as operating expenses as a percentage of revenues.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

34 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Financial results

Third quarter and first nine months of 2021 compared to corresponding period in 2020
Revenues for the third quarter of 2021 were $3,591 million compared to $3,409 million in the same period in 2020, an increase of $182 million, or 5%. Revenues for the first nine months of 2021 were $10,724 million compared to $10,163 million in the same period in 2020, an increase of $561 million, or 6%. The increase in the third quarter was mainly due to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in the third quarter of 2020. The increase in the first nine months was mainly due to higher volumes in terms of RTMs, an increase in intermodal ancillary services and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Operating expenses for the third quarter of 2021 were $2,250 million compared to $2,043 million for the same period in 2020, an increase of $207 million, or 10%. Operating expenses for the first nine months of 2021 were $6,674 million compared to $6,797 million for the same period in 2020, a decrease of $123 million, or 2%. The increase in the third quarter was mainly driven by higher fuel costs due to rising fuel prices, $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS and higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19, partly offset by the positive translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly driven by the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19 and $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.
Operating income for the quarter ended September 30, 2021 decreased by $25 million, or 2%, to $1,341 million when compared to the same period in 2020. Operating income for the nine months ended September 30, 2021 increased by $684 million, or 20%, to $4,050 million when compared to the same period in 2020. Operating income for both periods includes transaction-related costs of $84 million resulting from the terminated CN Merger Agreement with KCS, $39 million of employee termination benefits and severance costs related to a workforce reduction program and $7 million of advisory fees related to shareholder matters. Operating income for the nine months ended September 30, 2021 also includes the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020. Adjusted operating income for the quarter ended September 30, 2021 was $1,471 million, an increase of $105 million, or 8%, when compared to the same period in 2020. Adjusted operating income for the nine months ended September 30, 2021 was $4,043 million, an increase of $191 million, or 5%, when compared to the same period in 2020. (1)
The operating ratio, defined as operating expenses as a percentage of revenues, was 62.7% in the third quarter of 2021 compared to 59.9% in the third quarter of 2020, a 2.8-point increase. The nine-month operating ratio was 62.2% in 2021 compared to 66.9% in 2020, a 4.7-point improvement. The adjusted operating ratio was 59.0% in the third quarter of 2021 compared to 59.9% in the third quarter of 2020, a 0.9-point improvement. The nine-month adjusted operating ratio was 62.3% in 2021 compared to 62.1% in 2020, a 0.2-point increase. (1)
Net income for the third quarter of 2021 was $1,685 million, an increase of $700 million, or 71%, and diluted earnings per share increased by 72% to $2.37, when compared to the same period in 2020. Net income for the nine months ended September 30, 2021 was $3,693 million, an increase of $1,152 million, or 45%, and diluted earnings per share increased by 46% to $5.19, when compared to the same period in 2020. The increase in both periods was mainly driven by a merger termination fee of $886 million ($770 million after-tax) received from KCS. Adjusted net income for the third quarter of 2021 was $1,079 million, an increase of $94 million, or 10% and adjusted diluted earnings per share increased by 10% to $1.52, when compared to the same period in 2020. Adjusted net income for the nine months ended September 30, 2021 was $3,009 million, an increase of $246 million, or 9%, and adjusted diluted earnings per share increased by 9% to $4.23, when compared to the same period in 2020. (1)

(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

CN | 2021 Quarterly Review – Third Quarter 35

Management's Discussion and Analysis
Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations, for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30			Nine months ended September 30
	2021	2020	% Change Fav (Unfav)	2021	2020	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	110,690	113,693	(3%)	348,205	330,058	5%
Train weight (tons) (2)	9,729	9,635	1%	9,656	9,543	1%
Train length (feet) (3)	8,677	8,987	(3%)	8,581	8,596	—%
Through network train speed (miles per hour) (4)	19.7	17.8	11%	19.0	18.5	3%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.84	0.85	1%	0.86	0.90	4%
Through dwell (entire railroad, hours) (6)	7.7	9.6	20%	7.9	8.8	10%
Car velocity (car miles per day) (7)	201	172	17%	194	181	7%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation. The methodology for calculating car velocity was updated in the first quarter of 2021 to reflect more complete information. The prior year figures have been adjusted to conform to the current methodology.

GTMs decreased for the third quarter of 2021, as operations were impacted by reduced volumes of Canadian grain compared to record volumes in the third quarter of 2020, as well as the forest fires in Western Canada over the summer. The Company continued to focus on efficiency and network fluidity, resulting in significant improvements in Through network train speed, Through dwell and Car velocity. The Company also achieved an all-time record Fuel efficiency.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.
36 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. These items may include, but are not limited to, restructuring charges, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, gains and losses on asset disposals, transaction-related costs and financing fees, merger termination fees, the effect of tax law changes and rate enactments and certain items outside the control of management. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and nine months ended September 30, 2021, the Company's adjusted net income was $1,079 million, or $1.52 per diluted share, and $3,009 million, or $4.23 per diluted share, respectively. The adjusted figures exclude:
•employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income;
•advisory fees related to shareholder matters of $7 million, or $5 million after-tax ($0.01 per diluted share) recorded in the third quarter in Casualty and other within the Consolidated Statements of Income;
•the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale of on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator;
•transaction-related costs, consisting of an advance to Kansas City Southern ("KCS") and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS;
•amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and
•merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share or $1.09 per basic share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS.
For the nine months ended September 30, 2020, the Company's adjusted net income was $2,763 million, or $3.87 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.

CN | 2021 Quarterly Review – Third Quarter 37

Management's Discussion and Analysis
The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2021	2020	2021	2020
Net income	$1,685	$985	$3,693	$2,541
Adjustments:
Workforce reduction program	39	—	39	—
Advisory fees related to shareholder matters	7	—	7	—
Loss (recovery) on assets held for sale	—	—	(137)	486
Transaction-related costs	84	—	84	—
Amortization of bridge financing and other fees	65	—	97	—
Merger termination fee	(886)	—	(886)	—
Income tax expense (recovery) (1)	85	—	112	(264)
Adjusted net income	$1,079	$985	$3,009	$2,763
Basic earnings per share	$2.38	$1.39	$5.21	$3.57
Impact of adjustments, per share	(0.86)	—	(0.97)	0.31
Adjusted basic earnings per share	$1.52	$1.39	$4.24	$3.88
Diluted earnings per share	$2.37	$1.38	$5.19	$3.56
Impact of adjustments, per share	(0.85)	—	(0.96)	0.31
Adjusted diluted earnings per share	$1.52	$1.38	$4.23	$3.87
(1)Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three and nine months ended September 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30			Nine months ended September 30
In millions, except percentage	2021		2020		2021	2020
Operating income	$1,341		$1,366		$4,050	$3,366
Operating expense adjustments:
Workforce reduction program	39		—		39	—
Advisory fees related to shareholder matters	7		—		7	—
Loss (recovery) on assets held for sale	—		—		(137)	486
Transaction-related costs	84		—		84	—
Adjusted operating income	$1,471		$1,366		$4,043	$3,852
Operating ratio	62.7%		59.9%		62.2%	66.9%
Impact of adjustments	(3.7)	-pts	—	0.1	-pts	(4.8)-pts
Adjusted operating ratio	59.0%		59.9%		62.3%	62.1%

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.26 and $1.25 per US$1.00 for the three and nine months ended September 30, 2021, respectively, and $1.33 and $1.35 per US$1.00 for the three and nine months ended September 30, 2020, respectively.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2021 would have been higher by $29 million ($0.04 per diluted share) and $139 million ($0.20 per diluted share), respectively.
38 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Freight revenues	$3,427	$3,249	5%	9%	$10,302	$9,711	6%	11%
Other revenues	164	160	3%	7%	422	452	(7%)	(1%)
Total revenues	$3,591	$3,409	5%	9%	$10,724	$10,163	6%	10%
Freight revenues
Petroleum and chemicals	$715	$591	21%	25%	$2,061	$1,967	5%	10%
Metals and minerals	410	342	20%	25%	1,155	1,055	9%	16%
Forest products	425	421	1%	5%	1,305	1,267	3%	9%
Coal	169	118	43%	47%	453	401	13%	17%
Grain and fertilizers	510	608	(16%)	(14%)	1,832	1,867	(2%)	2%
Intermodal	1,061	992	7%	9%	3,066	2,715	13%	16%
Automotive	137	177	(23%)	(19%)	430	439	(2%)	4%
Total freight revenues	$3,427	$3,249	5%	9%	$10,302	$9,711	6%	11%
Revenue ton miles (RTMs) (millions)	55,875	56,296	(1%)	(1%)	176,575	167,183	6%	6%
Freight revenue/RTM (cents)	6.13	5.77	6%	10%	5.83	5.81	—%	5%
Carloads (thousands)	1,427	1,440	(1%)	(1%)	4,327	4,069	6%	6%
Freight revenue/carload ($)	2,402	2,256	6%	10%	2,381	2,387	—%	4%

Revenues for the quarter ended September 30, 2021 were $3,591 million compared to $3,409 million in the same period of 2020, an increase of $182 million, or 5%. Revenues for the first nine months of 2021 were $10,724 million compared to $10,163 million in the same period in 2020, an increase of $561 million, or 6%. The increase in the third quarter was mainly due to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in the third quarter of 2020. The increase in the first nine months was mainly due to higher volumes in terms of RTMs, an increase in intermodal ancillary services and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Fuel surcharge revenues increased by $125 million in the third quarter and $124 million in the first nine months of 2021 when compared to the same period in 2020, mainly as a result of higher applicable fuel surcharge rates.
RTMs, measuring the relative weight and distance of freight transported by the Company, declined by 1% in the third quarter and increased by 6% in the first nine months of 2021 when compared to the same periods in 2020. Freight revenue per RTM increased by 6% in the third quarter and remained flat in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly driven by a significant decrease in the average length of haul, freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$715	$591	21%	25%	$2,061	$1,967	5%	10%
RTMs (millions)	10,695	9,398	14%	14%	31,481	31,918	(1%)	(1%)
Revenue/RTM (cents)	6.69	6.29	6%	10%	6.55	6.16	6%	12%
Carloads (thousands)	150	138	9%	9%	443	442	—%	—%

Revenues for this commodity group increased by $124 million, or 21%, in the third quarter and $94 million, or 5%, in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to freight rate increases, higher volumes of

CN | 2021 Quarterly Review – Third Quarter 39

Management's Discussion and Analysis
petroleum crude, record third quarter volumes of natural gas liquids, and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. The increase in the first nine months was mainly due to freight rate increases, record volumes of natural gas liquids and higher applicable fuel surcharge rates; partly offset by lower volumes of petroleum crude and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 6% in the third quarter and 6% in the first nine months of 2021 when compared to the same periods in 2020, mainly due to freight rate increases, including volume commitment amounts under customer contracts and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. The increase in the third quarter was also partly offset by an increase in the average length of haul.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$410	$342	20%	25%	$1,155	$1,055	9%	16%
RTMs (millions)	7,181	5,419	33%	33%	20,126	15,776	28%	28%
Revenue/RTM (cents)	5.71	6.31	(10%)	(5%)	5.74	6.69	(14%)	(9%)
Carloads (thousands)	266	236	13%	13%	730	694	5%	5%

Revenues for this commodity group increased by $68 million, or 20%, in the third quarter and $100 million, or 9%, in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter is mainly due to increased export volumes of iron ore via the Gulf Coast, higher volumes of frac sand, and higher shipments of semi-finished steel products, freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. The increase in the first nine months is mainly due to increased export volumes of iron ore via the Gulf Coast, higher volumes of frac sand, and higher shipments of semi-finished steel products and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 10% in the third quarter and 14% in the first nine months of 2021 when compared to the same periods in 2020.The decrease in the third quarter is mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates. The decrease in the first nine months is mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases.

Forest products

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$425	$421	1%	5%	$1,305	$1,267	3%	9%
RTMs (millions)	6,234	6,552	(5%)	(5%)	19,861	18,903	5%	5%
Revenue/RTM (cents)	6.82	6.43	6%	11%	6.57	6.70	(2%)	4%
Carloads (thousands)	82	84	(2%)	(2%)	258	255	1%	1%

Revenues for this commodity group increased by $4 million, or 1%, in the third quarter and $38 million, or 3%, in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to higher applicable fuel surcharge rates, freight rate increases and higher volumes of panels; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of lumber due to the impact of the forest fires in Western Canada. The increase in the first nine months was mainly due to higher volumes of lumber and panels and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of woodpulp.
Revenue per RTM increased by 6% in the third quarter and decreased by 2% in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases.
40 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Coal

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$169	$118	43%	47%	$453	$401	13%	17%
RTMs (millions)	5,189	3,667	42%	42%	13,863	11,987	16%	16%
Revenue/RTM (cents)	3.26	3.22	1%	3%	3.27	3.35	(2%)	1%
Carloads (thousands)	109	68	60%	60%	278	216	29%	29%

Revenues for this commodity group increased by $51 million, or 43%, in the third quarter and $52 million, or 13% in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to higher Canadian export volumes of metallurgical coal via west coast ports, as well as increased exports of U.S. thermal coal via the Gulf Coast, partly offset by the negative translation impact of a stronger Canadian dollar. The increase in the first nine months was mainly due to increased exports of U.S. thermal coal via the Gulf Coast; partly offset by lower Canadian export volumes of thermal coal via west coast ports and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 1% in the third quarter and decreased by 2% in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to a a significant decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly due to the negative translation impact of a stronger Canadian dollar; partly offset by a significant decrease in the average length of haul.

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$510	$608	(16%)	(14%)	$1,832	$1,867	(2%)	2%
RTMs (millions)	11,774	14,565	(19%)	(19%)	44,537	43,826	2%	2%
Revenue/RTM (cents)	4.33	4.17	4%	7%	4.11	4.26	(4%)	—%
Carloads (thousands)	131	162	(19%)	(19%)	469	474	(1%)	(1%)

Revenues for this commodity group decreased by $98 million, or 16%, in the third quarter and by $35 million, or 2%, in the first nine months of 2021 when compared to the same periods in 2020. The decrease in the third quarter was mainly due to lower export volumes of Canadian grain compared to prior period record volumes, lower export volumes of U.S. grain and the negative translation impact of a stronger Canadian dollar; partly offset by higher potash volumes and higher applicable fuel surcharge rates. The decrease in the first nine months was mainly due to lower export volumes of Canadian grain compared to prior period record volumes and the negative translation impact of a stronger Canadian dollar; partly offset by higher potash volumes and higher export volumes of U.S. grain.
Revenue per RTM increased by 4% in the third quarter and decreased by 4% in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly due the negative translation impact of a stronger Canadian dollar.

CN | 2021 Quarterly Review – Third Quarter 41

Management's Discussion and Analysis
Intermodal

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$1,061	$992	7%	9%	$3,066	$2,715	13%	16%
RTMs (millions)	14,241	15,916	(11%)	(11%)	44,883	42,835	5%	5%
Revenue/RTM (cents)	7.45	6.23	20%	22%	6.83	6.34	8%	11%
Carloads (thousands)	649	694	(6%)	(6%)	2,016	1,851	9%	9%

Revenues for this commodity group increased by $69 million, or 7%, in the third quarter and $351 million, or 13%, in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to record intermodal revenues resulting from an increase in ancillary services including container storage, higher applicable fuel surcharge rates, increased international container traffic via the port of Montreal, and freight rate increases; partly offset by lower international container traffic via the ports of Prince Rupert and Vancouver and the negative translation impact of a stronger Canadian dollar. The increase in the first nine months was mainly due to an increase in ancillary services including container storage, more revenue generating moves of empty customer-owned containers, increased international container traffic via the ports of Halifax and Vancouver, increased domestic intermodal volumes, freight rate increases, and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and decreased international container traffic volumes via the port of Prince Rupert.
Revenue per RTM increased by 20% in the third quarter and 8% in the first nine months of 2021 when compared to the same periods in 2020, mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar. A decrease in the average length of haul also contributed to the increase in the third quarter.
Automotive

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$137	$177	(23%)	(19%)	$430	$439	(2%)	4%
RTMs (millions)	561	779	(28%)	(28%)	1,824	1,938	(6%)	(6%)
Revenue/RTM (cents)	24.42	22.72	7%	12%	23.57	22.65	4%	11%
Carloads (thousands)	40	58	(31%)	(31%)	133	137	(3%)	(3%)

Revenues for this commodity group decreased by $40 million, or 23%, in the third quarter and $9 million, or 2%, in the first nine months of 2021 when compared to the same periods in 2020. The decrease in the third quarter was mainly due to lower volumes of finished vehicles produced mainly due to a manufacturing chip shortage and the negative translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly due to the negative translation impact of a stronger Canadian dollar and lower volumes of finished vehicles produced.
Revenue per RTM increased by 7% in the third quarter and 4% in the first nine months of 2021 when compared to the same periods in 2020, mainly due to a decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar.

Other revenues

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$164	$160	3%	7%	$422	$452	(7%)	(1%)

Other revenues increased by $4 million, or 3%, in the third quarter and decreased by $30 million, or 7%, in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to higher revenues from international freight forwarding and vessels; partly offset by lower revenues for automotive logistics and the negative translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly due to lower revenues from automotive logistics and vessels and the negative translation impact of a stronger Canadian dollar.

42 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Operating expenses

Operating expenses for the third quarter of 2021 were $2,250 million compared to $2,043 million in the same period of 2020. Operating expenses for the first nine months of 2021 were $6,674 million compared to $6,797 million in the same period of 2020. The increase of $207 million, or 10%, in the third quarter was mainly driven by higher fuel costs due to rising fuel prices, $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS and higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19, partly offset by the positive translation impact of a stronger Canadian dollar. The decrease of $123 million, or 2%, in the first nine months of 2021 was mainly driven by the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19 and $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.
The following table provides the components of total operating expenses for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30				Nine months ended September 30
In millions	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Labor and fringe benefits	$728	$662	(10%)	(12%)	$2,205	$1,968	(12%)	(15%)
Purchased services and material	502	491	(2%)	(5%)	1,578	1,587	1%	(3%)
Fuel	350	262	(34%)	(40%)	1,094	849	(29%)	(38%)
Depreciation and amortization	405	391	(4%)	(6%)	1,215	1,187	(2%)	(6%)
Equipment rents	82	123	33%	31%	254	335	24%	19%
Casualty and other	99	114	13%	9%	381	385	1%	(5%)
Loss (recovery) on assets held for sale	—	—	N/A	N/A	(137)	486	128%	131%
Transaction-related costs	84	—	N/A	N/A	84	—	N/A	N/A
Total operating expenses	$2,250	$2,043	(10%)	(15%)	$6,674	$6,797	2%	(3%)

Labor and fringe benefits
Labor and fringe benefits expense increased by $66 million, or 10%, in the third quarter and $237 million, or 12%, in the first nine months of 2021 when compared to the same periods in 2020. The increases in both periods were primarily driven by higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19, higher average headcount and general wage increases as well as $39 million of employee termination benefits and severance costs related to a workforce reduction program in the third quarter; partly offset by the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $11 million, or 2%, in the third quarter and decreased by $9 million, or 1%, in the first nine months of 2021 when compared to the same periods in 2020. The increase in the third quarter was mainly due to higher costs for services purchased from outside contractors; partly offset by lower repairs, maintenance and materials costs and the positive translation impact of a stronger Canadian dollar. The decrease in the first nine months was mainly due to the positive translation impact of a stronger Canadian dollar and lower accident costs; partly offset by higher costs for services purchased from outside contractors.

Fuel
Fuel expense increased by $88 million, or 34%, in the third quarter and $245 million, or 29%, in the first nine months of 2021 when compared to the same periods in 2020. The increases in both periods were mainly due to higher fuel prices; partly offset by the positive translation impact of a stronger Canadian dollar and fuel efficiency gains resulting in an all-time record fuel efficiency. The increase in the first nine months was also due to higher volumes.

Depreciation and amortization
Depreciation and amortization expense increased by $14 million, or 4% in the third quarter and $28 million, or 2%, in the first nine months of 2021 when compared to the same periods in 2020. The increases in both periods were mainly due to a higher depreciable asset base; partly offset by the positive translation impact of a stronger Canadian dollar.

CN | 2021 Quarterly Review – Third Quarter 43

Management's Discussion and Analysis
Equipment rents
Equipment rents expense decreased by $41 million, or 33%, in the third quarter and $81 million, or 24%, in the first nine months of 2021 when compared to the same periods in 2020. The decreases in both periods were mainly due to lower car hire expense as well as the positive translation impact of a stronger Canadian dollar. The decrease in the first nine months was also due to lower leased rail car costs.

Casualty and other
Casualty and other expense decreased by $15 million, or 13%, in the third quarter and $4 million, or 1%, in the first nine months of 2021 when compared to the same periods in 2020. The decrease in the third quarter was mainly due to lower operating taxes and the positive translation impact of a stronger Canadian dollar; partly offset by $7 million of advisory fees related to shareholder matters. The decrease in the first nine months was mainly due to lower incident costs, the positive translation impact of a stronger Canadian dollar and lower operating taxes; partly offset by an increase in insurance premiums and $7 million of advisory fees related to shareholder matters.

Loss (recovery) on assets held for sale
In the first quarter of 2021, the Company recovered $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.

Transaction-related costs
For the three and nine months ended September 30, 2021, the Company incurred transaction costs related to the terminated CN Merger Agreement of $84 million, consisting of $125 million transaction-related costs; US$700 million ($845 million) paid to KCS and reported as an advance to KCS in the second quarter and expensed in the third quarter; and the related refund received of US$700 million ($886 million) in the third quarter. See Note 3 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.

Other income and expenses

Interest expense
Interest expense was $197 million and $485 million for the three and nine months ended September 30, 2021, respectively, compared to $137 million and $420 million, respectively, for the same periods in 2020. The increases in both periods were mainly due to the amortization of bridge financing fees and other fees; partly offset by a lower average level of debt and a positive translation impact of a stronger Canadian dollar.

Other components of net periodic benefit income
Other components of net periodic benefit income were $96 million and $288 million for the three and nine months ended September 30, 2021, respectively, compared to $79 million and $237 million, respectively, for the same periods in 2020. The increases in both periods were due to lower interest cost; partly offset by higher amortization of net actuarial loss and lower expected return on assets. These effects primarily resulted from changes to discount rates as well as a decrease to the Company’s expected long-term rate of return assumption in 2021.

Merger termination fee
For the three and nine months ended September 30, 2021, the Company received a US$700 million ($886 million) termination fee, resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 3 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.

Other income (loss)
For the three and nine months ended September 30, 2021, the Company recorded other loss of $27 million and other income of $22 million, respectively, compared to other loss of $1 million and other income of $6 million, respectively, for the same periods in 2020. The decrease in the third quarter and the increase in the first nine months were both mainly due to fluctuations in the fair value of the equity investment in autonomous driving technology.

Income tax expense
Income tax expense was $414 million and $1,068 million for the three and nine months ended September 30, 2021, respectively, compared to $322 million and $648 million, respectively, for the same periods in 2020. Income tax expense for the nine months ended September 30, 2020 included a current income tax recovery of $141 million in the first quarter resulting from the enactment of the CARES Act.
44 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.
The effective tax rates for the three and nine months ended September 30, 2021 were 19.7% and 22.4%, respectively, compared to 24.6% and 20.3%, respectively, for the same periods in 2020. Excluding the aforementioned current income tax recovery, the effective tax rate for the nine months ended September 30, 2020 was 24.7%. The decreases in the effective tax rates were mainly attributable to the merger termination fee, transaction-related costs, and bridge financing and other fees resulting from the KCS transaction recorded in the Consolidated Statements of Income, taxed at a lower inclusion rate.

Summary of quarterly financial data

	2021			2020				2019
	Quarters			Quarters				Quarter
In millions, except per share data	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$3,591	$3,598	$3,535	$3,656	$3,409	$3,209	$3,545	$3,584
Operating income (1)	$1,341	$1,382	$1,327	$1,411	$1,366	$785	$1,215	$1,218
Net income (1)	$1,685	$1,034	$974	$1,021	$985	$545	$1,011	$873
Basic earnings per share (1)	$2.38	$1.46	$1.37	$1.44	$1.39	$0.77	$1.42	$1.22
Diluted earnings per share (1)	$2.37	$1.46	$1.37	$1.43	$1.38	$0.77	$1.42	$1.22
Dividends per share	$0.6150	$0.6150	$0.6150	$0.5750	$0.5750	$0.5750	$0.5750	$0.5375
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures as well as the Company's 2020 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, competitive forces in the transportation marketplace and the effects of the COVID-19 pandemic beginning in the second quarter of 2020 (see the section entitled Business risks of the Company's 2020 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2020 Annual MD&A. There were no significant changes during the first nine months of 2021, except as noted below.
As at September 30, 2021 and December 31, 2020, the Company had Cash and cash equivalents of $2,194 million and $569 million, respectively; Restricted cash and cash equivalents of $493 million and $531 million, respectively; and a working capital surplus of $1,385 million and a deficit of $172 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

Available financing sources
Shelf prospectus and registration statement
Under its current shelf prospectus with Canadian securities regulators and registration statement with the United States Securities and Exchange Commission (SEC), the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020.
As at September 30, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

CN | 2021 Quarterly Review – Third Quarter 45

Management's Discussion and Analysis
Revolving credit facility
On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement had been amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. The credit facility provides for borrowings at various benchmark interest rates, such as the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's credit ratings and sustainability targets.
As at September 30, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the nine months ended September 30, 2021.

Credit facilities
During the second quarter of 2021, in connection with the proposed KCS transaction, the Company obtained commitments for a US$14.3 billion 364-day senior unsecured bridge loan facility and for a US$5 billion term loan credit agreement.
On September 15, 2021, upon termination of the CN Merger Agreement with KCS, the bridge loan facility and the term loan credit agreement were terminated. There were no draws during the nine months ended September 30, 2021.

Equipment loans
The Company had a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
As at September 30, 2021, the Company had outstanding borrowings of US$580 million ($736 million) and had no further amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million) and had US$310 million available under this non-revolving term loan facility.

Commercial paper
The Company’s commercial paper programs are backstopped by the Company’s revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2 billion, or the US dollar equivalent, on a combined basis.
As at September 30, 2021 and December 31, 2020, the Company had total commercial paper borrowings of US$924 million ($1,171 million) and US$44 million ($56 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2023, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
As at September 30, 2021, and December 31, 2020, the Company had no borrowings under the accounts receivable securitization program and there were no activities for the nine months ended September 30, 2021.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024.
As at September 30, 2021, the Company had outstanding letters of credit of $387 million ($421 million as at December 31, 2020) under the committed facilities from a total available amount of $491 million ($492 million as at December 31, 2020) and $165 million ($165 million as at December 31, 2020) under the uncommitted facilities.
As at September 30, 2021, included in Restricted cash and cash equivalents were $386 million ($424 million as at December 31, 2020) and $100 million ($100 million as at December 31, 2020) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2020 Annual MD&A as well as Note 9 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.
46 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A, which remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2020 Annual MD&A.

	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	A	R-1 (low)
Moody's Investors Service	A2	P-1
Standard & Poor's	A	A-1
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Following KCS's notice of termination of the CN Merger Agreement on September 15, 2021, rating agencies took the following actions:
•DBRS Morningstar removed CN's ratings from under review with negative implications and confirmed them with stable trends.
•Moody's Investors Service removed CN's ratings from under review for downgrade and declared the outlook negative.
•Standard & Poor's removed CN's ratings from CreditWatch with negative implications and declared the outlook negative.

Cash flows
The following table provides the cash flows for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30			Nine months ended September 30
In millions	2021	2020	Variance	2021	2020	Variance
Net cash provided by operating activities	$2,458	$1,220	$1,238	$4,885	$4,157	$728
Net cash provided by (used in) investing activities	42	(722)	764	(2,013)	(2,078)	65
Net cash used in financing activities	(908)	(586)	(322)	(1,285)	(1,852)	567
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	1	—	1	—	1	(1)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	1,593	(88)	1,681	1,587	228	1,359
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,094	904	190	1,100	588	512
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$2,687	$816	$1,871	$2,687	$816	$1,871

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash provided by (used in) investing activities, adjusted for the impact of business acquisitions and merger transaction-related payments and cash receipts related to the KCS transaction. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

CN | 2021 Quarterly Review – Third Quarter 47

Management's Discussion and Analysis
The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2021	2020	2021	2020
Net cash provided by operating activities	$2,458	$1,220	$4,885	$4,157
Net cash provided by (used in) investing activities	42	(722)	(2,013)	(2,078)
Net cash provided before financing activities	2,500	498	2,872	2,079
Adjustments:
Transaction-related costs (1)	26	—	89	—
Advance for acquisition (2)	—	—	845	—
Refund of advance for acquisition	(886)	—	(886)	—
Merger termination fee	(886)	—	(886)	—
Acquisition, net of cash acquired (3)	—	8	—	8
Total adjustments	(1,746)	8	(838)	8
Free cash flow	$754	$506	$2,034	$2,087
(1)Relates to Transaction-related costs of $125 million, of which $63 million was paid in the second quarter and $26 million was paid in the third quarter. As at September 30, 2021, $36 million remained to be paid. See Note 3 - Acquisition to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)Relates to the advance paid to KCS of US$700 million ($845 million). See Note 3 - Acquisition to CN's unaudited Interim Consolidated Financial Statements for additional information.
(3)Relates to the acquisition of H&R Transport Limited ("H&R"). See Note 3 - Business combinations to the Company’s 2020 Annual Consolidated Financial Statements for additional information.

Operating activities
Net cash provided by operating activities increased by $1,238 million in the third quarter of 2021 and by $728 million in the first nine months of 2021 when compared to the same periods in 2020 mainly due to the merger termination fee of $886 million received from KCS and favorable changes in working capital. The increase in the first nine months was partly offset by higher income tax instalment payments in 2021.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
In November 2019, the OSFI proposed revisions to its Instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide"). In July 2021, the OSFI proposed revised changes to its Guide affecting solvency valuations. If those revised changes were to be adopted as issued, they would affect actuarial valuations by reducing the solvency status of the Company’s defined benefit pension plans. Based on current market conditions, these changes are not expected to trigger additional pension contributions in 2022. The OSFI is expected to issue its final guidance before the end of 2021 in time for the December 31, 2021 actuarial valuations.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2020 indicated a funding excess on a going concern basis of approximately $3.4 billion and a funding excess on a solvency basis of approximately $0.4 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.
Pension contributions for the nine months ended September 30, 2021 and 2020 of $95 million and $89 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2021, the Company now expects to make total cash contributions of approximately $140 million for all of its pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.
48 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2020 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments for the nine months ended September 30, 2021 and 2020 were $582 million and $360 million, respectively. The increase was mostly due to higher required instalment payments. For 2021, the Company's net income tax payments are expected to be approximately $850 million.

Investing activities
Net cash used in investing activities decreased by $764 million in the third quarter of 2021 and $65 million in the first nine months of 2021 when compared to the same periods in 2020. The decrease in the third quarter was mainly due to the $886 million refund of the advance paid to KCS; partly offset by higher property additions. The decrease in the first nine months was mainly due to lower property additions.

Property additions
The following table provides the property additions for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30		Nine months ended September 30
In millions	2021	2020	2021	2020
Track and roadway	$637	$549	$1,397	$1,374
Rolling stock	75	33	258	303
Buildings	25	21	45	40
Information technology	72	67	186	203
Other	27	21	91	88
Property additions	$836	$691	$1,977	$2,008

2021 Capital expenditure program
For 2021, the Company continues to expect to invest approximately $3.0 billion in its capital program. The Company allocated an additional $0.1 billion for the acquisition of 37 high-horsepower locomotives and reduced the budget by $0.1 billion due to the positive translation impact of a stronger Canadian dollar. Additional details of the Company's 2021 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2020 Annual MD&A.

Financing activities
Net cash used in financing activities increased by $322 million in the third quarter of 2021 and decreased by $567 million in the first nine months of 2021 when compared to the same period in 2020. The increase in the third quarter was primarily driven by higher net repayment of debt; partly offset by higher net issuance of commercial paper. The decrease in the first nine months was primarily due to lower net repayment of commercial paper; partly offset by lower net issuance of debt and higher repurchases of common shares.

Debt financing activities
Debt financing activities in the first nine months of 2021 included the following:
•On September 15, 2021, early redemption of US$400 million ($506 million) 2.85% Notes due 2021;
•On March 31, 2021, issuance of US$310 million ($389 million) equipment loan under the non-revolving credit facility;
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021; and
•Net issuance of commercial paper of $164 million in the third quarter and $1,080 million in the first nine months.

CN | 2021 Quarterly Review – Third Quarter 49

Management's Discussion and Analysis
Debt financing activities in the first nine months of 2020 included the following:
•On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million;
•On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity;
•On February 3, 2020, issuance of US$300 million ($397 million) equipment loan under the non-revolving credit facility;
•Net repayment of commercial paper of $160 million in the third quarter and $839 million in first nine months;
•Proceeds from borrowings under the accounts receivable securitization program of $450 million;
•Repayment of borrowings under the accounts receivable securitization program of $650 million;
•Proceeds from borrowings under revolving credit facility agreement of $100 million;
•Repayment of borrowings under revolving credit facility agreement of $100 million; and
•Repayment of finance leases of $6 million in the third quarter and $34 million in the first nine months.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2020 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. After pausing its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic, the Company resumed its share repurchases in the first quarter of 2021 under the current NCIB. The current NCIB allows the Company to repurchase up to 14.0 million common shares between February 1, 2021 and January 31, 2022. In connection with the proposal to combine with KCS, the Company had suspended share repurchases. Since the CN Merger Agreement was terminated, the Company recommenced share repurchases under the current NCIB on September 20, 2021 and expects to purchase a total of $1.5 billion of its shares by the end of January 2022. As at September 30, 2021, the Company had repurchased 3.7 million common shares for $523 million under its current NCIB.
The Company repurchased 2.0 million common shares under its previous NCIB effective between February 1, 2020 and January 31, 2021, which allowed for the repurchase of up to 16.0 million common shares.
The following table provides the information related to the share repurchases for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2021	2020	2021	2020
Number of common shares repurchased	0.8	—	3.7	3.3
Weighted-average price per share (1)	$147.46	$—	$142.79	$116.97
Amount of repurchase (1)	$109	$—	$523	$379
(1)Includes brokerage fees.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 18 – Share capital to the Company's 2020 Annual Consolidated Financial Statements.

Dividends paid
The Company paid quarterly dividends of $0.615 per share amounting to $435 million and $1,307 million in the third quarter and first nine months of 2021, respectively, compared to $408 million and $1,225 million, respectively, at the quarterly rate of $0.575 per share for the same periods in 2020.

50 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at September 30, 2021:

							2026 & thereafter
In millions	Total	2021	2022	2023	2024	2025
Debt obligations (1)	$13,544	$1,043	$491	$224	$478	$385	$10,923
Interest on debt obligations	9,388	80	502	487	479	466	7,374
Finance lease obligations (2)	13	7	1	1	1	1	2
Operating lease obligations (3)	469	33	109	86	59	48	134
Purchase obligations (4)	1,510	932	386	81	56	54	1
Other long-term liabilities (5)	706	63	67	52	39	41	444
Total contractual obligations	$25,630	$2,158	$1,556	$931	$1,112	$995	$18,878
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $1 million of imputed interest.
(3)Includes $70 million related to renewal options reasonably certain to be exercised and $39 million of imputed interest.
(4)Includes fixed and variable commitments for information technology services and licenses, wheels, rail, locomotives, engineering services, railroad cars, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(5)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

CN | 2021 Quarterly Review – Third Quarter 51

Management's Discussion and Analysis
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. Adjusted debt is defined as Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets adjusted for operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets. Adjusted EBITDA excludes non-GAAP adjustments that impact Operating income, as well as the Merger termination fee, Other income, Other components of net periodic benefit income and Operating lease costs. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2021 and 2020, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2021	2020
Debt		$13,556	$13,786
Adjustments:
Operating lease liabilities, including current portion		430	434
Pension plans in deficiency		545	521
Adjusted debt		$14,531	$14,741
Net income		$4,714	$3,414
Interest expense		619	556
Income tax expense		1,402	936
Depreciation and amortization		1,617	1,574
EBITDA		8,352	6,480
Adjustments:
Workforce reduction program (1)		39	—
Advisory fees related to shareholder matters (2)		7	—
Loss (recovery) on assets held for sale		(137)	486
Transaction-related costs		84	—
Merger termination fee		(886)	—
Other income		(22)	(8)
Other components of net periodic benefit income		(366)	(314)
Operating lease cost		130	152
Adjusted EBITDA		$7,201	$6,796
Adjusted debt-to-adjusted EBITDA multiple (times)		2.02	2.17
(1)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(2)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2021, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 14 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

52 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Outstanding share data

As at October 19, 2021, the Company had 706.3 million common shares and 3.8 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2020 Annual MD&A.

Derivative financial instruments
As at September 30, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,879 million (US$397 million as at December 31, 2020). For the three and nine months ended September 30, 2021, the Company recorded gains of $28 million and $2 million, respectively, related to foreign exchange forward contracts compared to a loss of $30 million and a gain of $36 million, respectively, for the same periods in 2020. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at September 30, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $10 million and $2 million, respectively ($nil and $18 million, respectively, as at December 31, 2020).

Fair value of financial instruments
As at September 30, 2021, the Company's debt, excluding finance leases, had a carrying amount of $13,544 million ($12,832 million as at December 31, 2020) and a fair value of $15,434 million ($16,046 million as at December 31, 2020).

Additional information relating to financial instruments is provided in Note 15 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
LIBOR is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR totaling approximately US$580 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility that references LIBOR, see Note 9 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements The Company had no outstanding borrowings under this credit facility as at September 30, 2021. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after September 30, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2021 Quarterly Review – Third Quarter 53

Management's Discussion and Analysis
Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2020 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first nine months of 2021, except as disclosed in the section of this MD&A entitled Strategy overview - Assets held for sale.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2020 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Pandemic risk and economic downturn, Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
The following are material changes to the risks described in the Company's 2020 Annual MD&A, as well as an update on competition, the labor workforce and negotiations and regulatory matters.

Competition
CP-KCS merger agreement
On September 15, 2021, KCS entered into a merger agreement with CP and filed an amended notice of intent to file a merger application. On September 30, 2021, the STB found that the approval for CP and KCS to use a voting trust applies to the voting trust described in the amended notice.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Labor workforce and negotiations
As at September 30, 2021, CN employed a total of 17,281 employees in Canada, of which 12,517, or 72%, were unionized employees, and 6,484 employees in the U.S., of which 5,475, or 84%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective bargaining agreements which are negotiated from time to time. Disputes relating to the renewal of collective bargaining agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits and related expenses. There can be no assurance that the Company will be able to renew and have its collective bargaining agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

54 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Canadian workforce
On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expires on December 31, 2021.
The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

Regulation
Economic regulation - U.S.
The Passenger Rail Investment and Improvement Act of 2008 (PRIIA) required Amtrak and the Federal Railroad Administration (FRA) to jointly promulgate the PRIIA performance standards. The prior metrics were vacated and the arbitration provision in the statute was severed by the U.S. Court of Appeals for the District of Columbia. On November 16, 2020, the FRA adopted metrics for measuring performance, which included non-binding dispute resolution for schedules that are disputed. In April 2021, CN provided notice to Amtrak concerning which passenger schedules are ready to be certified and which are to be disputed. As part of PRIIA, U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet the performance standards under PRIIA and the STB is authorized to assess damages against the host railroad.
On December 30, 2020, the STB instituted a rulemaking proceeding to consider a petition by three Class I railroads to change the Board’s procedures for determining annually which Class I railroads are revenue adequate by examining the railroads in comparison to the performance of S&P 500 companies. On February 4, 2021, the Board requested comments on the petition as well as responses to specific questions posed by the Board. The railroads filed their responses to the questions, and comments have been filed. Reply comments were due on August 16, 2021.
On April 6, 2021, the STB adopted final rules requiring Class I railroads to include certain information relating to demurrage invoices.
On April 15, 2021, the Company provided notice to Amtrak that passenger schedules for certain trains hosted by Illinois Central and Grand Trunk Western are disputed. Disputing schedules is the first step of a non-binding dispute resolution process with Amtrak. For the schedules that the Company disputed, the Company proposed schedules for Amtrak’s consideration and offered to continue working with Amtrak. Amtrak has stated that eight schedules are disputed and 18 schedules are certified.
On April 19, 2021, the FRA granted the Company’s request for an extension of the Company’s automated track inspection test program to evaluate the optimal combination of visual and automated track inspections. The Company previously obtained approval from FRA to conduct the test program in April 2020. The test program has been extended to February 19, 2022.
On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. The order affirms the policy to enforce antitrust laws to oppose excessive industry concentration and abuse of market power. The order establishes a White House Competition Counsel. The order encourages the Chair of the STB to consider several steps, including rulemakings on reciprocal switching and competitive access. The Chairman of the STB encouraged Board members to reform competitive access policies; increase customer visibility into first mile/last mile, and increase the availability of rate relief methods in instances where a railroad has market dominance.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation - Canada
On February 22, 2021, the Minister approved revisions to the Rules Respecting Key Trains and Key Routes proposed by the Canadian railway industry in answer to the request to do so issued on April 1, 2020. The speed of key trains carrying dangerous goods is based on cold temperature conditions and depends on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan. The maximum speed also varies based on the type of railway signal and traffic control systems present on the railway networks, which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. In addition, the new rules require railways to have in place a maintenance and inspection plan for permanent rail joints and temporary rail joints. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, the revised rules are expected to allow CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety. The revisions came into force on August 22, 2021.

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Management's Discussion and Analysis
On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. The revisions must be filed with the Minister by March 10, 2022.
On May 31, 2021, the Minister of Transport approved changes to the Rules Respecting Track Safety which specify safety requirements that railway companies must follow when inspecting and maintaining their railway track infrastructure. As a result of the new changes to the Rules, railway companies will be required to put in place a certification process for employees who inspect tracks and supervise the restoration of tracks to make sure their personnel have the proper knowledge and experience to carry out their safety duties. Railway companies must also establish a process to ensure that track maintenance and repair work meets regulatory requirements and the railway companies’ own standards to improve accountability. Finally, railway companies must develop and implement comprehensive plans to manage rail wear and the condition of the rail surface, that are to be approved by a professional engineer to improve the integrity of railway tracks. These new rules will come into force on February 1, 2022.
On June 19, 2021, Transport Canada published in Part I of the Canada Gazette proposed regulations that will revise the scope of application of the Grade Crossing Regulations by setting requirements for grade crossings according to a risk-based model. Under this model, existing crossings considered to be low risk will be exempted from upgrade requirements. The proposed amendments will also extend the compliance deadline for upgrade requirements (currently November 28, 2021) on the basis of the risk-based model. For crossings considered to be high priority, the deadline is extended by one year (until November 28, 2022), and for all other crossings (i.e. crossings that do not meet the threshold criteria for low-risk or high priority) by three years (until November 28, 2024). After a period of consultation of 30 days, Transport Canada will publish the proposed regulations in Part II of the Canada Gazette and they will come into force on that date.
On July 11, 2021, Transport Canada issued Ministerial Order 21-06 pursuant to the Railway Safety Act (“Order”) in response to wildfires in the context of extreme weather conditions. The Order took effect on July 11, 2021, follows Ministerial Order 21-05 which had ordered both CN and CP to cease operations between Kamloops, BC and Boston Bar, BC (the “Subdivisions”) from July 9, 2021, to July 11, 2021, and sets several requirements for CN and CP while operating on the Subdivisions. From the date of the Order until October 31, 2021, while operating on the Subdivisions, both CN and CP must a) require that the conductor on any train be responsible for spotting for fires, b) ensure increased fire detection patrols (at least 10 every 24 hours on regularly used track), c) remove combustible materials following all vegetation control measures, and d) ensure a 60-minute response time to any fire detected along the right of way. In addition, CN and CP must consult with Indigenous governing bodies located along the Subdivisions in complying with these requirements. In the addition, the Order required railway companies to complete and implement a Final Extreme Weather Fire Risk Mitigation Plan ("Final Plan") within 60 days following the issuance of the order. In accordance with this requirement, CN filed its Final Plan on September 9, 2021. This Final Plan addresses fire detection, monitoring and response measures and was prepared after consulting municipal and other levels of local government, including Indigenous government or other Indigenous governing bodies.
On July 30, 2021, Transport Canada issued Ministerial Order 21-04 pursuant to the Railway Safety Act (“Order”). The Order provides for reporting requirements respecting the occurrence of an emergency brake application that occur when a train is stopped on heavy or mountain grade. Initially made mandatory between July 1, 2020 and July 1, 2021, the requirements began to apply again under the Order on September 1, 2021, and last for 12 months until September 1, 2022.
On July 30, 2021, Transport Canada approved amendments to the Canadian Railway Operating Rules proposed by the Railway Association of Canada on behalf of its members. The amendments prescribe 1) when air brakes must be used during switching operations (i.e. process of rearranging rail cars in a train yard) to ensure a consistent approach across the railway system; 2) measures to ensure that stationary equipment is secured during switching operations to prevent uncontrolled movements; and 3) speed restrictions when switching is conducted with a remotely controlled locomotive. The new provisions are designed to improve safety and prevent uncontrolled movement while conducting switching operations, and to ensure that equipment is properly secured while switching.
On October 6, 2021, the Government of Canada announced that it will require employers in the federally regulated air, rail, and marine transportation sectors to establish vaccination policies for their employees by October 30, 2021.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

56 CN | 2021 Quarterly Review – Third Quarter

Management's Discussion and Analysis
Safety regulation - U.S.
On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. Rail labor previously challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. On August 20, 2021, the United States Court of Appeals for the DC Circuit denied the challenge filed by rail labor to the FRA's final rule concerning the risk reduction programs.
On February 23, 2021, the United States Court of Appeals for the Ninth Circuit vacated an FRA order from May 2019, which had withdrawn an agency proposed rule relating to crew size. On April 9, 2021, the Association of American Railroads sought rehearing from the court. On May 6, 2021, the Ninth Circuit denied the petition for rehearing. In a separate matter, a federal court in Illinois previously concluded that the Illinois crew size statute was preempted under the FRA’s May 2019 order, and the Illinois Commerce Commission appealed that decision to the United States Court of Appeals for the Seventh Circuit. That appeal was stayed pending resolution of the Ninth Circuit case. On July 2, 2021, the United States Court of Appeals for the Seventh Circuit remanded the case to the district court so that the district court will vacate its prior decision based on the FRA’s May 2019 order and decide AAR’s other preemption arguments. Supplemental briefs on the remaining issues are due in July and August 2021. Other states may enact new crew-size legislation.
On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On June 10, 2021, FRA issued a Statement of Enforcement Discretion Regarding FRA’s Emergency Order Requiring Face Mask Use in Railroad Operations that is focused on passenger transportation and will exercise enforcement discretion while outdoors on a transportation conveyance or while outdoors at transportation hubs. FRA has not updated its views on masks in the freight transportation context.
The US government may impose a vaccine mandate for employees, and opponents of those provisions may challenge them in litigation. The Biden Administration issued the Executive Order on Ensuring Adequate COVID Safety Protocols for Federal Contractors and COVID-19 workplace safety guidance for federal contractors and subcontractors from the Safer Federal Workforce Task Force. The US Department of Labor's Occupational Safety and Health Administration (OSHA) is also developing a rule that will require all employers with 100 or more employees to ensure their workforce is fully vaccinated or subject to periodic testing.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2021, have concluded that the Company's disclosure controls and procedures were effective.
During the third quarter ended September 30, 2021, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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